[redacted]

09056871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67674

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Itau Europa Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Biscayne Boulevard, Suite 2200
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Misan 305-416-7844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

401 East Las Olas Boulevard, Suite 1800 (Address) Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Albert Misan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itau Europa Securities Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Olga Fernandez-Duarte
Commission #DD830283
Expires: NOV. 27, 2012
BONDED THRU ATLANTIC BONDING CO., INC.

Notary Public

Signature

Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau Europa Securities Inc.
Index
December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 6229
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of Itau Europa Securities Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations and changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Itau Europa Securities Inc. (the "Company") at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2009

Itau Europa Securities Inc.
Statement of Financial Condition
December 31, 2008

Assets		
Cash and cash equivalents	$	995,434
Receivable from clearing broker		93,803
Securities owned, at fair value		90,500
Other assets		1,319
Total assets	$	1,181,056
Liabilities and Stockholder's Equity		
Payable to affiliate		84,142
Securities sold, net yet purchased, at fair value		51,185
Accrued expenses and other liabilities		70,000
Total liabilities		205,327
Common stock, $0.01 par value, 100,000 shares authorized, 100 shares issued and outstanding		1
Additional paid in capital		1,619,999
Accumulated deficit		(644,271)
Total stockholder's equity		975,729
Total liabilities and stockholder's equity	$	1,181,056

The accompanying notes are an integral part of these financial statements.

Itau Europa Securities Inc.
Statement of Operations
For the Year Ended December 31, 2008

Revenue		
Commissions	$	48,517
Interest and other		7,436
Total revenue		55,953
Expenses		
Salaries and benefits		186,811
Professional fees		402,774
Floor brokerage and clearing fees		38,061
Other		66,956
Total expenses		694,602
Loss before income taxes		(638,649)
Income tax benefit		-
Net loss	$	(638,649)

The accompanying notes are an integral part of these financial statements.

Itau Europa Securities Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2008

	Common Stock		Additional Paid in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2007	-	$ -	$ -	$ (5,622)	$ (5,622)
Capital contribution	100	1	1,619,999	-	1,620,000
Net loss				(638,649)	(638,649)
Balance, December 31, 2008	100	$ 1	$ 1,619,999	$ (644,271)	$ 975,729

The accompanying notes are an integral part of these financial statements.

Itau Europa Securities Inc.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities		
Net loss	$	(638,649)
Adjustments to reconcile net loss to net cash from operating activities:		
Change in operating assets and liabilities -		
Increase in receivable from clearing broker		(93,803)
Increase in securities owned, at fair value		(90,500)
Increase in other assets		(1,319)
Increase in payable to affiliate		84,142
Increase in securities sold, not yet purchased, at fair value		51,185
Increase in accrued expenses and other liabilities		50,000
Net cash used in operating activities		(638,944)
Cash flows from financing activities		
Capital contribution		1,620,000
Net cash provided by financing activities		1,620,000
Net increase in cash and cash equivalents		981,056
Cash and cash equivalents, beginning of year		14,378
Cash and cash equivalents, end of year	$	995,434

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Itau Europa Securities, Inc. (the "Company"), is a wholly owned subsidiary of Banco Itau Europa, S.A. (the "Parent"), a banking corporation incorporated under the laws of Portugal.

The Company was incorporated in March, 2007 and became a registered broker and commenced its broker dealer operations on May 13, 2008.

The Company is registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The principal business plan of the Company is to act as a broker-dealer in the execution of U.S. and Latin American securities transactions with Latin American investors who are customers of Banco Itau Europa International ("BIEI"), a related entity wholly owned by the Parent. In 2008, the Company's sole customer was BIEI's customer omnibus account.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company classifies as cash equivalents highly liquid instruments with original maturities of three months or less.

Receivable from Clearing Broker
Amounts receivable from the clearing broker consist of deposits and amounts due from and payable to the clearing broker for fees, commissions, and errors.

Securities Transactions and Revenue Recognition
Transactions in securities and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold but not yet purchased are carried at fair value in accordance with FASB Statement No. 157.

Payable to Affiliate
The Company reimburses BIEI for expenses paid by BIEI on behalf of the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

New Accounting Pronouncements
In July 2006, the Financial Accounting Standards Board "FASB" issued Interpretation No. 48 *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax position taken or expected to be taken by an entity before being measured and recognized in the financial statements. Adoption of FIN 48 was required for fiscal years beginning after December 15, 2006; however, FASB has since deferred the effective date until January 1, 2009. The implementation of FIN 48 is not expected to have a material impact on the Company's financial statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Adoption of SFAS 157 on January 1, 2008 did not have a material impact on the Company's financial statements.

3. Related Party Transactions

Commission income is generated through transactions with affiliated entities based upon mark-ups on securities transactions. Commissions are recorded on a trade-date basis as securities transactions occur.

An administrative services agreement (the "Services Agreement") was executed with BIEI for the provision of payroll, administration, occupancy, equipment and information services. BIEI did not allocate any expenses to the Company during the year 2008 for such services. Beginning in 2009, in accordance with the Services Agreement, BIEI will allocate expenses monthly to the Company, using a methodology that considers the proportional cost of the services provided. Total payments to BIEI under the Services Agreement in 2009 are expected to total approximately $1.7 million.

4. Income Taxes

The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to accounting for income taxes. The asset and liability approach requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Deferred tax assets represent net operating loss carryforwards and are reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax asset may not be realized. As of December 31, 2008, the Company recorded a full valuation allowance against its deferred tax asset.

5. Net Capital Requirement

During 2008, the Company received a $1.6 million capital contribution from the Parent. The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2008, the Company had net capital of $832,725, which was $732,725 in excess of the amount required of $100,000. The ratio of aggregate indebtedness to net capital at December 31, 2008 is 18.51%.

The Company is exempt from the SEC's Customer Protection Rule ("Rule 15c3-3"). Section (k)(2)(ii) of Rule 15c3-3 allows for this exemption since all customer transactions are cleared through other broker-dealers on a fully-disclosed basis.

6. Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

The Company maintains a cash balance with an unaffiliated financial institution that is in excess of FDIC insured limits. The institution is considered well capitalized at December 31, 2008.

7. Risk Management

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility which can reduce the customer's ability to meet their obligations. To the extent customers are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

* * * * * *

Itau Europa Securities Inc.
Schedule I: Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

COMPUTATION OF NET CAPITAL		
Total stockholder's equity		$ 975,729
Deductions and/or charges:		
Nonallowable assets:		
Other assets	1,319	1,319
Haircuts on securities:		
Securities transactions at fair value	141,685	141,685
Total deductions and/or charges		143,004
Net capital		$ 832,725
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 100,000
Excess of net capital		$ 732,725
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accrued expenses and other liabilities		154,142
Total aggregate indebtedness		$ 154,142
Ratio of aggregate indebtedness to net capital		18.51%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 filed January 21, 2009.

Itau Europa Securities Inc.

Schedule II: Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1441 Brickell Avenue
Suite 1100
Miami FL 33131
Telephone (305) 375 6229
Facsimile (305) 375 6221

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5(g)(1)

To the Stockholder and Board of Directors
of Itau Europa Securities Inc.

In planning and performing our audit of the financial statements of Itau Europa Securities Inc. (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2009

Itau Europa Securities Inc.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission
December 31, 2008